UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Newpark Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

651718504

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 651718504

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		590,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

590,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

590,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 651718504

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,870,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,870,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,870,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 651718504

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 590,000 Shares directly owned by the Radoff Foundation is approximately $1,736,792, including brokerage commissions.

The Shares held in the Charitable Account were purchased with donated funds. The aggregate purchase price of the 30,000 Shares held in the Charitable Account is approximately $93,738, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 5,250,100 Shares directly owned by Mr. Radoff is approximately $15,190,278, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 86,812,902 Shares outstanding as of July 31, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 2, 2023.

As of the date hereof, the Radoff Foundation directly beneficially owned 590,000 Shares, constituting less than 1% of the outstanding Shares.

As of the date hereof, 30,000 Shares were held in the Charitable Account, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 5,250,100 Shares, constituting approximately 6.0% of the Shares outstanding. Mr. Radoff, (i) as a director of the Radoff Foundation, may be deemed the beneficial owner of the 590,000 Shares owned by the Radoff Foundation, and (ii) as an adviser to the Charitable Account, may be deemed the beneficial owner of the 30,000 Shares held in the Charitable Account, which together with the 5,250,100 Shares he directly owns, constitutes an aggregate of 5,870,100 Shares beneficially owned by Mr. Radoff, constituting approximately 6.8% of the outstanding Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted therein.

4

CUSIP No. 651718504

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2023

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

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CUSIP No. 651718504

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 5 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

BRADLEY L. RADOFF

Sale of Common Stock	(50,000)	5.5786	07/26/2023
Sale of Common Stock	(110,000)	5.5100	07/26/2023
Sale of Common Stock	(20,000)	5.3721	07/27/2023
Purchase of Common Stock	15,000	5.2898	08/02/2023
Sale of Common Stock	(50,000)	5.2782	08/07/2023
Sale of Common Stock	(245,000)	5.1691	08/08/2023
Purchase of Common Stock	15,000	5.3250	08/09/2023
Purchase of Common Stock	20,000	5.1316	08/14/2023
Purchase of Common Stock	5,000	5.1670	08/15/2023
Purchase of Common Stock	15,000	5.2952	08/17/2023
Sale of Common Stock	(25,000)	5.6021	08/18/2023
Purchase of Common Stock	5,000	5.6284	08/18/2023
Sale of Common Stock	(25,000)	5.5928	08/21/2023
Sale of Common Stock	(200,000)	5.9316	08/23/2023

THE RADOFF FAMILY FOUNDATION

Sale of Common Stock	(10,000)	5.5602	07/31/2023
Sale of Common Stock	(5,000)	5.5346	08/01/2023
Sale of Common Stock	(60,000)	5.2349	08/10/2023
Purchase of Common Stock	5,000	5.1876	08/11/2023
Sale of Common Stock	(10,000)	5.5941	08/18/2023
Sale of Common Stock	(170,000)	5.9400	08/23/2023